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04004620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. Packerland Dr., Suite E
(No. and Street)

De Pere, WI 54115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R. Schueler 920-347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith J. Brunette, CPA 920-592-0400
(Name – *if individual, state last, first, middle name*)

926 Willard Drive, Suite 124 Green Bay, WI 54304
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Schueler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Dianne M. Sarin
Notary Public Brown Cty, WI
Exp 7-22-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Keith J. Brunette, CPA
926 Willard Drive, Suite 124
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 496-0750

February 24, 2004

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

We have audited the accompanying Balance Sheet of KCD Financial, Inc. as of December 31, 2003, and the related statements of Income, Retained Earnings, Changes in Stockholders' Equity, Cash Flows, and the computation of Net Capital. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited Part IIA. Reconciliation between the audited computation and the unaudited information provided by the company on Part IIA is part of this report.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures of systems of the company.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2003, and results of its operations and cash flows for the period then ended, in conformity with generally accepted accounting principles.

Sincerely,

Keith Brunette CPA

KCD Financial, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS

CURRENT ASSETS	
Cash in Bank - Associated Bank	$37,480
Cash in Bank - Payroll Escrow	2,806
Petty Cash	48
Accounts Receivable - Concessions	2,694
TOTAL CURRENT ASSETS	$43,028
FIXED ASSETS	
Equipment	$18,593
Furniture and Fixtures	6,647
Leasehold Improvements	1,349
Accumulated Depreciation	(4,087)
TOTAL FIXED ASSETS	$22,502
OTHER ASSETS	
(Cash segregated under federal and other regulations)	
Investment	$30,000
Organizational Costs	4,707
Loan to Shareholders	25,831
Branch Office Advance	9,208
Accumulated Amortization	(314)
TOTAL OTHER ASSETS	$69,432
TOTAL ASSETS	**$134,962**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Credit Card Payable	$135
FICA Taxes Payable	1,601
State Withholding Payable	333
Federal Unemployment Payable	187
State Unemployment Payable	1,025
TOTAL CURRENT LIABILITIES	3,281
STOCKHOLDER'S EQUITY	
Common stock, .0001 Par Value - 50,000 shares registered with State 10,000 Board Authorized to be Issued 8,000 shares actually issued	$55,000
Preferred stock $25 Par Value 10,000 Authorized 8,000 Issued	$200,000
Retained Earnings	(123,320)
TOTAL EQUITY	$131,680
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$134,962**

KCD Financial, Inc.
Statement of Income and Retained Earnings
December 31, 2003

OPERATING REVENUES	
Concessions	$14,207
Trading	21,071
TOTAL REVENUE	35,278
OPERATING EXPENSES	
Commissions	30,078
Salaries	42,692
Hourly Wages	7,560
FICA Tax Expense	4,528
Federal Unemployment Tax	224
State Unemployment Tax	1,164
Staff Training	471
Workers Comp	441
Life Insurance	3,454
Heath/Dental Insurance	5,477
NASD Reg. Fees	5,949
Licenses and Permits	1,981
E & O Insurance	16,065
Telephone	3,062
Postage and Delivery	1,406
Equipment Repairs	795
Building Repairs	188
Equipment Rental	215
Rent	7,463
Gas and Electric	441
Property Taxes	485
Depreciation Expense	4,087
Amortization Expense	314
Miscellaneous	3,238
Advertising	4,688
Meals and Entertainment	434
Travel	1,732
Meetings	137
Office Supplies	5,378
Legal Fees	2,053
Dues and Subscriptions	2,382
Bank Service Charges	17
TOTAL OPERATING EXPENSES	$158,598
OPERATING LOSS	($123,320)
PROVISION FOR INCOME TAXES	$0
NET LOSS	($123,320)
BEGINNING RETAINED EARNINGS	$0
ENDING RETAINED EARNINGS	($123,320)

KCD Financial, Inc.
Statement of Cash Flow
December 31, 2003

CASH FLOW FROM OPERATING ACTIVITIES	
Net Operating Loss	(123,320)
Adjustment of reconcile operating income to net cash provided	
By Operating activities:	
Amortization	314
Depreciation	4,087
Increase in Receivables	(37,733)
Increase in Payables	3,281
NET CASH PRODUCED BY OPERATING ACTIVITIES	(153,370)
CASH FLOW FROM INVESTING ACTIVITIES:	
Sale of Stock	255,000
Purchase of Office Equipment	(26,589)
Organization Costs	(4,707)
Investment	(30,000)
NET CASH PRODUCED BY INVESTMENT ACTIVITIES	193,705
NET INCREASE IN CASH	40,334
CASH AT BEGINNING OF YEAR	0
CASH AT END OF YEAR	$40,334

KCD Financial, Inc.
Statement of Changes in Stockholder Equity
December 31, 2003

	Capital	Retained Earnings
Beginning Balance	0	0
Contributed Capital	255,000	
Net (Loss)		(123,320)
Ending Balance	$255,000	-$123,320

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

NET CAPITAL	
Total Stockholders' Equity	$131,680
Deduct Stockholders' Equity Not allowed for Net Capital	0
Total Stockholders' Equity Qualified for net Capital	131,680
Deductions and/or Charges:	
Nonallowable Assets:	
Office Furniture	22,502
Aged Receivables - over 30 days	46
Receivables From Non-Customers	35,039
Other	(4,392)
	53,195
NET CAPITAL	$78,485
AGGREGATE INDEBTEDNESS:	
(Items included on Balance Sheet)	
Accounts Payable	135
Accrued Employer Taxes	3,146
TOTAL AGGREGATE INDEBTEDNESS	$3,281
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Requirement:	
(based on aggregate indebtedness)	219
Minimum Dollar Requirement	25,000
Excess Net Capital	$53,485
Excess net Capital at 1000%	$78,156
Ratio: Aggregate Indebtedness to Net Capital	4.2%

KCD Financial, Inc.
Notes to Financial Statements
December 31, 2003

Summary of Significant Accounting Principles

This summary of significant accounting policies of KCD Financial, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

The company operates a brokerage services firm located in De Pere, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company currently purchases stocks and mutual funds at the request of its clients.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purpose. For income tax purposes expensing elections and accelerated methods over their class life is used.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash Segregated Under Federal and Other Regulations

As required by the SEC/NASD, the Company has segregated cash of $25,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Lease Agreement

The Company entered into a lease agreement for office space for its De Pere location with Business Development Corp., commencing September 1, 2003 for a term of 3 years ending September 1, 2006, at an annual rate of $23,988 per year with 3% annual increases. The company is also responsible for all utilities. The company has an option to renew the lease for 36 months at the end of the lease term. The remaining obligation under the lease as of December 31, 2003 is $66,149.

Legal Issues
The Company is currently defending a lawsuit filed on November 11, 2003 by Packerland Brokerage Services, Inc. This lawsuit is regarding a separation agreement between an officer and the previous firm. This is not a consumer related lawsuit. The Company and their legal counsel are in the process of assembling information and determining the proper course of action. Although discovery in this matter continues, the current estimate is that any potential liabilities arising from this action will likely fall below $5,000.

Keith J. Brunette, CPA
926 Willard Drive, Suite 124
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 496-0750

February 24, 2004

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

In planning and performing our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCD Financial, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures, and of the practices and procedures that can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exits. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2003. In addition, no facts came to our attention, which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at KCD Financial, Inc. to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

KCD Financial, Inc.
Reconciliation of Net Capital - Part IIA
December 31, 2003

FOCUS REPORT ITEM	UNAUDITED FOCUS REPORT 12/31/03	AUDIT REPORT 12/31/03	DIFFERENCE	EXPLANATION REFERENCE
ASSETS				
1. Cash	70,286	40,334	29,952	1
10. Property, Furniture and Equipment	26,589	22,502	4,087	2
11. Other Assets	48	4,393	4,345	3
23.D Retained Earnings	(123,626)	(123,320)	306	4
and Owner Equity	131,374	131,680	306	4

KCD Financial, Inc.
Reconciliation of Net Capital – Part IIA
December 31, 2003

EXPLANATIONS:

1. Cash reserve of $30,000 is reclassified to Other Asset and Petty Cash of $48 is reclassified from Other Asset to Cash.
2. Accumulated Depreciation of $4,087 was not included on unaudited focus report.
3. Organizational Cost of $4,393 was reclassified to Other Asset, and Petty Cash of $48 was classified as Cash.
4. Organizational cost of $4,707 was reclassified from an Expense to an Intangible Asset and Depreciation Expense of $4,087 and Amortization Expense of $314 were recorded.